August 19, 2024

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Robert Augustin

Re:	Acceleration Request for Eastman Kodak Company

Registration Statement on Form S-3 (File No. 333-281403)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Eastman Kodak Company, a New Jersey corporation, hereby respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement, so as to become effective at 4:00 p.m. EDT on August 21, 2024 or as soon as possible thereafter.

Should you have any questions concerning this letter, please do not hesitate to contact me at (585) 726-3536 or roger.byrd@kodak.com or Boris Dolgonos of Gibson, Dunn & Crutcher LLP at (212) 351-4046 or bdolgonos@gibsondunn.com.

Sincerely,

/s/ Roger W. Byrd

Roger W. Byrd

General Counsel, Secretary & Senior Vice President

cc:	Boris Dolgonos, Gibson, Dunn & Crutcher LLP

Eastman Kodak Company • 343 State Street • Rochester, NY 14650